SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

EDAP TMS S.A.

Parc Activite La Poudrette Lamartine

4/6 Rue du Dauphine

69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ............ No .....X.....

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Interim Financial Statements as of June 30, 2006.

INDEX

ITEM 1 - Financial Statements (Unaudited)

a)	Condensed Consolidated Statement of Income
Six months ended June 30, 2006 and 2005

b)	Condensed Consolidated Statement of Income
Three months ended June 30, 2006 and 2005

c)	Condensed Consolidated Balance Sheet
June 30, 2006 and December 31, 2005

d)	Consolidated Statement of Shareholders' Equity

e)	Condensed Consolidated Statement of Cash Flows
Six months ended June 30, 2006 and 2005

f)	Notes to Condensed Consolidated Financial Statements

ITEM 2 - Management's Discussion and Analysis of Financial

                Condition and Results of Operations

This report on Form 6K with respect to our interim financial statements and notes thereon for the six-month period ended June 30, 2006 is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

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ITEM 1 - Financial Statements (Unaudited)

EDAP TMS S.A. AND SUBSIDIARIES

a)	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME For the six months ended June 30, 2006 and 2005 (in thousands of euros unless otherwise noted)

     Six months ended June 30,

	2006	2005
Sales of medical devices Sales of RPPs	4,459 1,425	4,935 846
Sales of disposables, leases, spare parts and services	4,404	4,243
Total sales	10,288	10,024
Other revenues	79	54
Total revenues	10,367	10,078
Cost of sales	(5,869)	(6,008)
Gross profit	4,498	4,070

Research and development expenses	(1,223)	(930)
Selling and marketing expenses	(2,572)	(1,881)
General and administrative expenses	(1,979)	(2,134)

Loss from operations	(1,276)	(875)
Interest income, net	35	28
Foreign currency exchange gain (loss), net	(176)	307
Other income (expense), net	1	2
Loss before taxes	(1,416)	(538)
Income tax (expense) benefit	(57)	-
Net loss	(1,473)	(538)
Basic loss per share	(0.19)	(0.07)
Weighted average shares outstanding used in basic
calculation	7,837,831	7,781,731
Diluted loss per share	(0.19)	(0.07)
Weighted average shares outstanding used in
diluted calculation	8,599,346	8,344,368

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EDAP TMS S.A. AND SUBSIDIARIES

b)	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME For the three months ended June 30, 2006 and 2005 (in thousands of euros unless otherwise noted)

    Three months ended June 30,

	2006	2005
Sales of medical devices Sales of RPPs	2,144 741	2,236 474
Sales of disposables, leases, spare parts and services	2,219	2,238
Total sales	5,104	4,948
Other revenues	64	4
Total revenues	5,168	4,952
Cost of sales	(2,956)	(2,946)
Gross profit	2,212	2,006

Research and development expenses	(628)	(479)
Selling and marketing expenses	(1,482)	(1,004)
General and administrative expenses	(894)	(1,075)

Loss from operations	(792)	(552)
Interest income, net	21	21
Foreign currency exchange gain (loss), net	(103)	139
Other income (expense), net	4	(7)
Loss before taxes	(870)	(399)
Income tax (expense) benefit	20	1
Net loss	(850)	(398)
Basic loss per share	(0.11)	(0.05)
Weighted average shares outstanding used in basic
calculation	7,837,831	7,781,731
Diluted loss per share	(0.11)	(0.05)
Weighted average shares outstanding used in
diluted calculation	8,576,387	8,344,368

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EDAP TMS S.A. AND SUBSIDIARIES

c)	UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS As of June 30, 2006 and December 31, 2005 (in thousands of euros unless otherwise noted)

ASSETS	June 30, 2006	December 31, 2005
Current assets
Cash and cash equivalents	6,635	8,317
Trade accounts and notes receivable, net of allowance of €667 on June 30, 2006 and €663 in 2005	10,295	8,769
Other receivables	1,074	850
Inventories	4,054	4,450

Prepaid expenses	158	391
Total current assets	22,216	22,777
Property and equipment, net	3,194	3,130
Intangible assets, net	68	86
Goodwill	2,412	2,412
Deposits and other non-current assets	394	391
Total assets	28,284	28,796
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable	4,191	4,305
Deferred revenues, current portion	1,000	771
Social security and other payroll withholdings taxes	635	605
Other accrued liabilities	3,153	2,762
Short-term borrowings	925	899
Current portion of capital lease obligations	434	385
Current portion of long-term debt	70	147
Total current liabilities	10,408	9,874
Deferred revenues, long term portion	414	439
Capital lease obligations, less current portion	492	474
Long-term debt, less current portion	303	55
Deferred income taxes	9	7
Other long-term liabilities	601	575
Total liabilities	12,227	11,424
Shareholders’ equity
Common stock, €0.13 par value, 9,318,875 shares authorized;
8,362,821 shares issued; 7,837,831 and 7,782,731 shares outstanding at
June 30, 2006 and December 31, 2005, respectively	1,087	1,087
Additional paid-in capital	20,352	20,359
Retained earnings	(877)	597
Cumulative other comprehensive loss	(2,910)	(2,877)
Treasury stock, at cost; 524,990 and 580,090 shares at June 30, 2006 and December 31, 2005, respectively	(1,595)	(1,794)
Total shareholders’ equity	16,057	17,372
Total liabilities and shareholders’ equity	28,284	28,796

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EDAP TMS S.A. AND SUBSIDIARIES

c)	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY For the six months ended June 30, 2005 and 2006 (in thousands of euros unless otherwise noted)

Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (loss)	Treasury Stock	Total
Balance as of January 1, 2005	7,781,731	1,087	19,999	1,662	(2,987)	(1,797)	17,964

Net loss				(538)			(538)
Translation adjustment					117		117
Balance as of June 30, 2005	7,781,731	1,087	19,999	1,124	(2,870)	(1,797)	17,543

Balance as of January 1, 2006	7,782,731	1,087	20,359	597	(2,877)	(1,794)	17,372

Net loss				(1,473)			(1,473)
Translation adjustment					(33)		(33)
Stock options exercised	55,100		(7)			199	191
Balance as of June 30, 2006	7,837,831	1,087	20,352	(877)	(2,910)	(1,595)	16,057

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EDAP TMS S.A. AND SUBSIDIARIES

e)	UNDAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS For the months ended June 30, 2006 and 2005 (in thousands of euros unless otherwise noted)

	Six months ended June 30,
	2006	2005
Cash flows from operating activities
Net loss	(1,473)	(538)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	593	522
Non-cash compensation (1)	17	0
Change in allowances for doubtful accounts & slow-moving inventories	111	9
Change in long-term provisions	(41)	29
Net capital loss on disposal of assets	100	-
Deferred tax expense/(benefit)	2	(31)
Net loss (gain) on sale of assets	-	35
Net loss (gain) on sale of investments available for sale	—	—
Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	(1,550)	(1,386)
Decrease/(Increase) in inventories	289	(1,080)
Decrease/(Increase) in prepaid expenses	233	251
(Decrease)/Increase in trade accounts and notes payable	(87)	1,095
(Decrease)/Increase in accrued expenses, other current liabilities	460	433

Net cash (used in) provided by operating activities	(1,346)	(661)

Cash flows from investing activities
Acquisitions of property and equipment	(105)	(102)
Acquisitions of intangible assets	(9)	(3)
Capitalized assets produced by the Company	(627)	(361)
Net proceeds from sale of assets	174	93
Net proceeds from sale of leased back assets	292	181
Proceeds from sale of investments available for sale	—	—
Increase in deposits and guarantees	(11)	(8)
Reimbursement of deposits and guarantees	-	47
Net cash (used in) provided by investing activities	(286)	(153)
Cash flow from financing activities
Proceeds from long term borrowings	250	298
Repayment of long term borrowings	(70)	(16)
Repayment of obligations under capital leases	(225)	(182)
Increase/(decrease) in bank overdrafts and short-term borrowings	26	(548)
Net cash used in financing activities	(19)	(448)
Net effect of exchange rate changes on cash and cash equivalents	(31)	86
Net increase/(decrease) in cash and cash equivalents	(1,682)	1,176
Cash and cash equivalents at beginning of year	8,317	9,398
Cash and cash equivalents at end of year	6,635	8,222

 (1)Certain prior years amounts have been reclassified to conform the current year's presentation.

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EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

(Unaudited)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (US GAAP) for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three and six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. These unaudited condensed consolidated financial statements should be read in conjunction with our audited annual financial statements.

2— NEW PERFORMANCE STOCK PLAN

On February 17, 2005, the shareholders of EDAP TMS authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with conditions and performance criteria fixed by the Board of Directors of the Company. On January 6, 2006, in accordance with the Performance Stock Plan authorized by the shareholders, the Board of Directors granted 564,100 rights to subscribe to new shares based on performance criteria to be achieved in 2006 and 2007.

Prior to January 1, 2006, we accounted for stock-based compensation in accordance with APB No.25, “ Accounting for Stock Issued to Employees” and related interpretations. Accordingly, no compensation expense was recorded for options issued to employees in fixed amounts and with fixed exercise price at least equal to the fair market value of our common stock at the date of grant. Conversely, when the exercise price for accounting purposes was below fair value of our common stock at the date of grant, a non-cash charge to compensation expense was recorded over the term of the option vesting period, in an amount equal to the difference between the value calculated using the exercise price and the fair value. These grants resulted in the recording of deferred compensation.

Effective January 1, 2006, we adopted FAS 123R, “Accounting for Stock-based compensation” using the modified prospective method. Under the transition method, compensation cost in 2006 includes: (i) compensation cost for all share-based payments granted prior to but not vested as of January 1, 2006, based on the original provisions of FAS 123, and (ii) compensation cost for all share-based payments granted in the second quarter 2006, based on grant-date fair value estimated in accordance with the provisions of FAS 123R.

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Net income before and after stock-based compensation is as follows:

	Three months Ended		Six months Ended
(in thousands except per share data)	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net loss	(850)	(398)	(1,473)	(538)
Net loss per share:
Basic	(0.11)	(0.05)	(0.19)	(0.07)
Diluted	(0.11)	(0.05)	(0.19)	(0.07)
Number of shares used for computing
Basic	7,837,831	7,781,731	7,837,831	7,781,731
Diluted	8,576,387	8,344,368	8,599,346	8,344,368
Stock-based compensation (FAS123R)
Selling, General and administrative	8	-	17	-

Net income (loss) before stock-based compensation	(842)	(398)	(1,456)	(538)
Net income (loss) before stock-based compensation per share
Basic	(0.11)	(0.05)	(0.19)	(0.07)
Diluted	(0.11)	(0.05)	(0.19)	(0.07)

3- SEGMENT DISCLOSURES

a)	EDAP TMS S.A. AND SUBSIDIARIES UNAUDITED CONDENSED STATEMENTS OF OPERATIONS BY DIVISION SIX MONTHS ENDED JUNE 30, 2006 (Amounts in thousands of Euros)

	EDAP S.A. HIFU Division	TMS S.A. UDS Division	EDAP TMS HQ	Consolidation Impact	Total After Consolidation
Net sales of medical devices	1,286	3,793		(620)	4,459
Net sales of RPPs Net sales of spare parts, supplies & services	1,425 1,136	4,036		(768)	1,425 4,404
Other revenues	64	15			79
TOTAL REVENUES	3,911	7,844		(1,388)	10,367
GROSS PROFIT	2,191	2,407		(100)	4,498
Research & Development	(658)	(565)			(1,223)
Selling and Marketing Total G&A plus depreciation	(1,418) (329)	(1,154) (798)	(852)		(2,572) (1,979)

OPERATING PROFIT (LOSS)	(214)	(110)	(852)	(100)	(1,276)

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b)	EDAP TMS S.A. UNAUDITED CONDENSED STATEMENTS OF OPERATIONS BY DIVISION SIX MONTHS ENDED JUNE 30, 2005 (Amounts in thousands of Euros)

	EDAP S.A. HIFU Division	TMS S.A. UDS Division	EDAP TMS HQ	Consolidation Impact	Total After Consolidation
Net sales of medical devices	1,883	3,837	-	(785)	4,935
Net sales of RPPs Net sales of spare parts, supplies & services	842 823	3,838	-	(414)	842 4,247
Other revenues	53	47		(47)	53
TOTAL REVENUES	3,601	7,722	-	(1,246)	10,077
GROSS PROFIT	1,740	2,330	-	-	4,070
Research & Development	(556)	(374)			(930)
Selling and Marketing Total G&A plus depreciation	(945) (426)	(936) (934)	(774)	-	(1,881) (2,134)

OPERATING PROFIT (LOSS)	(187)	86	(774)	-	(875)

ITEM 2 - Management's Discussion and Analysis of Financial

                 Condition and Results of Operations

This report on Form 6-K includes certain forward-looking statements, usually containing words such as ‘‘believe,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect’’ and ‘‘anticipate’’ or similar expressions, which reflect our views about future events and financial performance. Actual events or results may differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, without limitation:

-	the effects of intense competition and technological advances in the industry;
-	the uncertainty of market acceptance for our HIFU devices and our revenue per procedure, or RPP, model;
-	the uncertainty of reimbursement status of procedures performed with our products;
-	the clinical status of our HIFU devices;
-	the impact of government regulation, particularly relating to public healthcare systems and the commercial distribution of medical devices;
-	dependence on our strategic partners and suppliers;
-	any event or other occurrence that would interrupt operations at our primary production facility;
-	reliance on patents, licenses and key proprietary technologies;
-	product liability risk;
-	risk of exchange rate fluctuations, particularly between the euro and the U.S. dollar and between the euro and the Japanese yen; and
-	fluctuations in results of operations due to the cyclical nature of demand for medical devices.

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Management's Discussion and Analysis of Interim Unaudited Condensed Financial information, as of June 30, 2006:

We made significant progress in the first half of 2006, transitioning into a company focused on generating recurring Revenue-per-Procedure (RPP) HIFU revenues. We are already showing clear signs of this growth, even with some fluctuation in our unit sales pricing which has offset to a certain extent growth in RPP business during the period under review, in which we increased our RPP marketing efforts. The existing treatment growth rates show the opportunity available for Ablatherm-HIFU in European markets.

Our HIFU RPP business has experienced strong growth in major European markets, with revenues increasing 69% in the first half of 2006 compared to the first half of 2005. We continue to add treatments at recently launched centers and plan to add centers at increasing rates.

We recently announced our expansion into Germany, where we have launched a dedicated subsidiary due to the size of that market. We are also adding a third mobile Ablatherm-HIFU unit to address growing demand in that country.

Segments disclosures:

EDAP: TRANSITION TOWARDS RPP BUSINESS CONFIRMED

For the first half of 2006, the HIFU division recorded a 9% growth in its revenue driven by significant increases in RPP and services revenues, offsetting decreased sales prices for equipment related to two site conversions from long term commitments to sales. The other two sales during the period were priced in normal ranges. The shift is part of our plan minimizing dependence on large unit sales in favor of recurring revenue streams at higher margins as we add scale. We expect the RPP business growth to continue accelerating compared to 2005 with the addition of new marketing initiatives being launched at present and in the coming months. RPP revenues grew strongly as a percentage of total HIFU revenues at 37%. As we continue our transition to an RPP model, we intend to focus our efforts on increasing sales of HIFU procedures, and we expect a decline in equipment sales and the revenues associated therewith in the coming reporting periods, which may not be offset by an increase in revenue under our RPP model.

HIFU Gross Margin improved to 56% in the first half of 2006 from 48% in the first half of 2005 from the increased margin contribution of RPP and a 59% increase in Ablatherm-HIFU services revenues as a result of the increase in our HIFU installed base and in the sales of upgrades of our new integrated imaging system to existing customers over the period. Operating loss increased 14% in the first half due to increased activity in sales and marketing per our plan to invest to spur accelerated growth, which will fund future marketing additions out of cash flows.

HIFU marketing, sales and clinical expenses increased 53% from EUR 1.1 million in first half 2005 to EUR 1.8 million, in 2006, in line with our stated goals and increased marketing in the field and at major urology conferences. These expenses include the creation of a new HIFU website as well as a significantly larger presence at the European Association of Urology meeting. This included a major Ablatherm-HIFU symposium by attracting record interest in HIFU and confirming our global leadership position in clinical data, outcomes and technology.

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 TMS: STEADY SALES

The UDS division generated steady revenue with 21 lithotripters sold in the first half of 2006 compared to 16 in the first half of 2005. Revenue increased by 2%. Gross margins improved slightly to 31% due to ongoing cost management.

UDS Division slightly increased its marketing and development expenses in line with an ongoing development project causing short term operating losses but intended to provide added future opportunities. The project and its result will be announced at a future date. The TMS division continues to cover a substantial portion of our operational overhead and provide significant reach in the urology market for both lithotripsy and HIFU.

CORPORATE: CASH FLOWS IN LINE WITH STRATEGY

Our losses increased according to our stated plans to increase spending in marketing as well as support resources to accelerate these plans. Corporate expenses grew slightly including listing, investor and compliance fees. During the second quarter, our cash used was EUR 960,000, primarily due to increases in sales and marketing expenses of EUR 390,000 and an increase in accounts payable working capital of EUR 540,000. Net cash used in the first six months of 2006 was EUR 1.7 million, reflecting principally an increase in sales and marketing expenses of EUR 690,000, an increase in R&D and clinical studies expenses of EUR 290,000, a decrease in G&A of EUR 150,000 and an increase in accounts payable working capital of EUR 650,000. We also used cash for a net amount of EUR 300,000 to finance investment of medical equipment produced by us, primarily to develop the RPP activity.

We believe increased working capital investments will return to cash at future points to be reinvested to support additional growth as we have demonstrated in prior periods with increases for similar activities.

OUTLOOK

On August 3, 2006, we completed the private placement of 961,676 ordinary shares in the form of American Depositary Shares, resulting in net proceeds of approximately $6.5 million. We expect to use proceeds of the offering to promote the use of Ablatherm-HIFU units among physicians and patients located in key countries in Europe.

We are presently rolling out a 30-month program to bring more urologists online with Ablatherm-HIFU therapy, including more key thought leaders in major European centers. These efforts include clinics, symposia and training workshops designed to help doctors achieve full confidence in HIFU as a well documented and proven solution for nonsurgical localized prostate cancer patients for whom radiation therapy has failed. We are also adding education initiatives aimed at patients seeking noninvasive therapy options with low side effects, no radiation and high success rates. We believe that Ablatherm-HIFU can be the leading option for patients seeking these qualities. The Internet, patient advocates and the media will be important elements in helping patients not only find out about HIFU, but arrange a consultation with a doctor familiar with the therapy and able to advise the patient on the best options for meeting his treatment needs in terms of both efficacy and quality of life.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EDAP TMS S.A.
By:	/s/ Hugues de Bantel
Name: Hugues de Bantel
Title: Chief Executive Officer
Date: September 29, 2006

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